December 22, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed December 8, 2010

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of December 21, 2010.

Cover Page

1.

Refer to prior comment 1.  Please provide us with your analysis showing how you determined that United Western Trust Company rather than United Western Bank qualifies as an insured depositary institution as required by Securities Act Rule 419(b)(1)(A), given that it does not appear to be listed as such by the FDIC.  Cite all authority on which you rely.  In preparing your response, please make conforming revisions, as necessary, throughout the prospectus and attached exhibits.

Given that United Western Trust was part of the same institution as United Western Bank it was believed that this was sufficient under the rules but United Western Bank has now signed the Escrow Agreement as Escrow Agent and will delegate administrative duties under the Agreement to United Western Trust.

The revised escrow agreement is attached and appropriate revisions have been made throughout the S-1.

Risk Factors, page 9

No assurance Mr. Sisk’s shares will be sold…page 12

2.

It appears you continue to not delete the risk factor as you indicate in your response to prior comment 2. Please advise.

Deletion confirmed.

Exhibit 99b

3.

With a view towards disclosure, please tell us how you determined that each of the representations contained in section 4 of the subscription agreement are appropriate for a public filing. We note that several of these representations such as those in sections 4(d) and 4(f) appear more appropriate for a private placement type transaction.

(a) Buyer is at least eighteen (18) years of age with an address as set forth in this Subscription Agreement.

Deleted.

(b) Except as set forth in the Prospectus and the exhibits thereto, no representations or warranties, oral or otherwise, have been made to Buyer by the Company or any other person, whether or not associated with the Company or this offering.  In entering into this transaction, Buyer is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer at Buyer’s sole discretion and judgment.

Deleted.

(c) Buyer understands that his or her investment in the Shares is speculative and involves a high degree of risk, and is not recommended for any person who cannot afford a total loss of the investment.  Buyer is able to bear the economic risks of an investment in the Offering and at the present time can afford a complete loss of such investment.

Deleted.

(d) Buyer is under no legal disability nor is Buyer subject to any order, which would prevent or interfere with Buyer’s execution, delivery and performance of this Subscription Agreement or his or her purchase of the Shares.  The Shares are being purchased solely for Buyer’s   own account and not for the account of others and for investment purposes only, and are not being purchased with a view to or for the transfer, assignment, resale or distribution thereof, in whole or part.  Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement with respect to the transfer, assignment, resale or distribution of any of the Shares.

Deleted.

(e) Buyer has (i) adequate means of providing for his or her current financial needs and possible personal contingencies, and no present need for liquidity of the investment in the Shares, and (ii) a liquid net worth (that is, ne worth exclusive of a primary residence, the furniture and furnishings thereof, and automobiles) which is sufficient to enable Buyer to hold the Shares indefinitely.

Deleted.

(f) If the Buyer is acting without a Purchaser Representative, Buyer has such knowledge and experience in financial and business matters that Buyer is fully capable of evaluating the risks and merits of an investment in the Offering.

Deleted.

(g) Buyer has been furnished with the Prospectus.  Buyer understands that Buyer shall be required to bear all personal expenses incurred in connection with his or her purchase of the Shares, including without limitation, any fees which may be payable to any accountants, attorneys or any other persons consulted by Buyer in connection with his or her investment in the Offering.

Deleted.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President

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